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Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

June 4, 2019

VIA COURIER AND EDGAR

Re:	Change Healthcare Inc.

Amendment No. 3 to Registration Statement

on Form S-1

Filed May 24, 2019

File No. 333-230345

Matthew Crispino, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby submit the following responses to your comment letter, dated May 31, 2019, regarding Amendment No. 3 to the Registration Statement on Form S-1 filed on May 24, 2019 (“Amendment No. 3”). To assist your review, we have retyped the text of the Staff’s comments in italics below.

In addition, to facilitate the Staff’s review, we have attached (i) as Annex A to this letter versions of the “Capitalization,” “Dilution,” “Unaudited Pro Forma Condensed Financial Information” and “Tangible Equity Units Offering” sections of the prospectus relating to the common stock offering (the “Common Stock Prospectus”) that have been revised in response to

Securities and Exchange Commission	2	June 4, 2019

the Staff’s comments and have been completed using Change Healthcare’s current assumptions relating to share count, offering size and price range (updated to an assumed price range of $16.00 to $19.00) relating to the offering of shares of common stock and the unit count and offering size of the offering of Tangible Equity Units, in each case marked to show changes from Amendment No. 3, and (ii) as Annex B to this letter a glossary that will comprise the updated “About this Prospectus—Certain Definitions” section of the Common Stock Prospectus. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

To assist the Staff’s review, hard copies of this letter are being delivered to your attention by courier.

Amendment No. 3 to Form S-1 filed on May 24, 2019

Capitalization, page 93

1.

Given that the Units are to be sold under a separate prospectus and in order to enhance transparency and clarity between the common stock offering and the tangible equity units offering, please revise to present the allocable amount of purchase contracts included within additional paid-in capital as a separate line item within your table.

Change Healthcare has revised the table on page 95 to present the allocable amount of purchase contracts included within additional paid-in capital as a separate line item.

2.	Please revise to provide a footnote explaining how you determined the members’ deficit as shown in the Change Healthcare LLC capitalization table on page 94.

Change Healthcare has added a footnote to the Change Healthcare LLC capitalization table on pages 95 and 96 with a description of “as adjusted” members’ deficit and a cross reference to the adjustments to members’ deficit presented in the unaudited pro forma balance sheet of Change Healthcare LLC.

Securities and Exchange Commission	3	June 4, 2019

3.

Please revise to describe how you determined the percentage of the amount of the Units to allocate to the amortizing notes and to the purchase contracts, as described in footnotes 2 and 4, including any assumptions used. Further, please explain how you calculated the allocated amounts disclosed. To this extent, when the percentages provided are applied to the net proceeds expected from the tangible equity units offering, we are not able to calculate the amounts provided.

Change Healthcare acknowledges the Staff’s comment and has revised footnotes 2 and 4 on page 96 to explain the methodology for determining the values assigned to each of the amortizing note component and the purchase contract component of the Tangible Equity Units, including the assumed yield used in determining the value of the amortizing note component.

Dilution, page 96

4.

We note you refer to the Offering Transactions in the introductory paragraph here. However, it appears this disclosure only reflects the common stock offering and not the tangible equity offering. Please revise to clearly disclose which transaction(s) are reflected here.

Change Healthcare advises the Staff that it has presented dilution on a basis that gives effect to both the common stock offering and the concurrent offering of Tangible Equity Units and the application of the net proceeds of both offerings as described in “Use of Proceeds” and has revised page 97 to so clarify. In addition, Change Healthcare has provided supplemental disclosure on page 97 that presents the dilution in pro forma net tangible book value per share to investors in the common stock offering on a basis that only gives effect to the common stock offering.

Unaudited Pro Forma Condensed Financial Information, page 98

5.

Please revise to more clearly describe the transactions reflected and entities involved in the pro forma information presented. Alternatively, you may cross-reference to this information elsewhere in your filing. Refer to Rule 11-02(b)(2) of Regulation S-X.

Change Healthcare has revised page 99 to describe each of the transactions reflected and entities involved in the pro forma information presented in “Unaudited Pro Forma Condensed Financial Information.”

6.

Please clarify when you refer to “this offering” both here and within the notes to your pro forma information whether you are referring only to the common stock offering, only to the tangible equity units offering, or to both offerings. Please revise accordingly.

Change Healthcare has revised the “Unaudited Pro Forma Condensed Financial Information” section to clarify whether references are to the common stock offering, the Tangible Equity Units offering or to both offerings.

Securities and Exchange Commission	4	June 4, 2019

Notes to Unaudited Pro Forma Condensed Financial Information, page 103

7.

Please revise note (1)a to describe the assumptions and inputs that will be used to determine the relative fair value basis on which you will allocate the proceeds between the purchase contract and amortizing note components of the Units. Further, please clarify where these amounts are reflected on the pro forma balance sheet (e.g., in current maturities of long-term debt or long-term debt).

Change Healthcare has revised note 1(a) on page 105 to describe the assumptions and inputs that will be used to determine the relative fair value basis on which it will allocate the proceeds between the purchase contract and amortizing notes components of the Tangible Equity Units. As reflected in the table in note 1(a) the portion of the principal balance of the amortizing note that is due within one year has been reflected on the pro forma balance sheet in current maturities of long-term debt and the balance is included in long-term debt.

8.	Please explain why the third-party costs referred to in note (2)d were reclassified directly to members’ deficit. Refer to guidance in Rule 11-02(b)(6) of Regulation S-X.

Change Healthcare acknowledges the Staff’s comment and advises that these costs were incurred and deferred by the Joint Venture as of the balance sheet date in conjunction with the Offering Transactions. In accordance with SAB Topic 5.A (codified in ASC 340-10-S99-1), “[s]pecific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.” This pro forma adjustment reflects the reallocation of these deferred offering costs to members’ deficit upon being charged against the gross proceeds received by the Joint Venture from its issuance to Change Healthcare Inc. of the LLC Units and the interests in the Joint Venture with economic terms that materially mirror those of the Tangible Equity Units because the Joint Venture is contractually obligated to bear the costs of the Offering Transactions.

9.	Please revise notes (3)c and (3)d on page 105, and note (4)c on page 106, to disclose the interest rate on these financial instruments.

Change Healthcare has revised notes 3(c) and 3(d) on page 108 and note 4(c) on page 109 to disclose the assumed interest rate on these financial instruments.

10.	Please revise note (3)e on page 105 and note 4(d) on page 106 to disclose the applicable income tax rate used.

Change Healthcare has revised note 3(e) on page 108 and note 4(d) on page 109 to disclose the income tax rate used.

Securities and Exchange Commission	5	June 4, 2019

Tangible Equity Units Offering, page 237

11.

We note from your disclosure here that either you or the purchase contract holders have the option to settle the contracts before the mandatory settlement date in 2022. Please revise to explain the terms and conditions surrounding the circumstance when you would elect to settle these contracts early.

Change Healthcare has revised page 243 to describe the terms and conditions surrounding the circumstance when Change Healthcare may elect to settle the purchase contracts early.

Notes to Financial Statements of Change Healthcare, Inc.

8. Incentive Compensation Plans

Contingent Awards, page F-18

12.

Please revise to state the number of awards you committed to issue to Joint Venture employees and, therefore, the total amount of compensation expense you expect to incur. In addition, please revise to describe the method by which these awards will be valued (i.e., the IPO price or some other basis). Similarly, please also revise your disclosures on page F-64.

Change Healthcare respectfully advises the Staff that the Notes to the Consolidated Financial Statements of Change Healthcare LLC do not disclose the number of these awards or the manner by which they will be valued because those determinations had not yet been made at March 31, 2019. During the year ended March 31, 2019, Change Healthcare committed to issue awards with a specified fixed dollar value ($9.807 million in the aggregate as of March 31, 2019) rather than a fixed number of shares.

Change Healthcare has revised pages F-18 and F-64 to clarify that the disclosed aggregate dollar value of the awards it committed to issue is also the total expense it expects to recognize in respect of such awards over the total service period. Additionally, Change Healthcare has added the paragraph below to page 206 in “Management—Executive Compensation—Compensation Discussion and Analysis—Actions Taken in Connection with This Offering” to specify that these awards are expected to be valued at the IPO price. Change Healthcare respectfully advises the Staff that the market value of awards in the paragraph below decreased compared with the footnote disclosure on pages F-18 and F-64 because of award forfeitures that have occurred since March 31, 2019.

Equity Awards. In connection with this offering, we expect to make awards under our Omnibus Incentive Plan to certain eligible individuals, none of whom are executive officers or non-employee directors, with an aggregate market value of $8,958,000, or 511,886 shares assuming an initial public offering price of $17.50 per share of common stock, which is the midpoint of the price range set forth on the cover pages of this prospectus.

Securities and Exchange Commission	6	June 4, 2019

Notes to Consolidated Financial Statements of Change Healthcare LLC

16. Incentive Compensation Plans

Valuation Assumptions, page F-64

13.

We note you granted both time-vesting options and exit-vesting options during fiscal year 2019. For each issuance during 2019 and into fiscal 2020, to date, please provide us with the dates, number of options issued, and the fair value of the underlying common stock. Further, we note the weighted-average fair value of the underlying common stock for these issuances is disclosed in your table here. Giving effect to the forward stock split which will occur prior to your IPO, it appears that these values may decrease significantly to below the expected midpoint of your IPO price range. Accordingly, please provide us with your cheap stock analysis as support for the stock-based compensation expense recorded for these options.

As requested by the Staff, the table below provides details related to each grant issued during fiscal 2019, including a pro forma conversion of such grants using an assumed 126.4-for-1 forward stock split to be completed prior to the consummation of the common stock offering. Please note that, to date, there have been no grants issued in fiscal 2020. As indicated below, the underlying common stock had an appraised value at the time of these awards in excess of the midpoint of the price range for the initial public offering. In addition, Change Healthcare respectfully advises the Staff that the weighted average fair values on page F-64, as well as page F-18, do not represent the values of the underlying common stock but rather the fair values of each respective award using standard valuation methodologies (i.e., Black-Scholes-Merton model for the time-vesting options and Monte Carlo simulation model for the exit-vesting options) and utilized in computing equity-based compensation expense for the period ending March 31, 2019. Change Healthcare has revised pages F-18 and F-64 to clarify that the weighted average fair values are those of the awards and not the underlying stock. A redline showing the changes to the disclosure on pages F-18 and F-64 have been excerpted below.

Securities and Exchange Commission	7	June 4, 2019

Pre-Split Fiscal Year 2019 Grant Activity

	Time-Vesting Options			Exit-Vesting Options
Grant Date	Awards Granted	Exercise Price	Share Fair Value	Awards Granted	Exercise Price	Share Fair Value
May 25, 2018	14,675	$2,400.00	$2,400.00	14,505	$2,400.00	$2,400.00
August 22, 2018	1,160	$2,400.00	$2,400.00	1,160	$2,400.00	$2,400.00

	15,835			15,665

Post-Split Fiscal Year 2019 Grant Activity

	Time-Vesting Options			Exit-Vesting Options
Grant Date	Awards Granted	Exercise Price	Share Fair Value	Awards Granted	Exercise Price	Share Fair Value
May 25, 2018	1,854,920	$18.99	$18.99	1,833,432	$18.99	$18.99
August 22, 2018	146,624	$18.99	$18.99	146,624	$18.99	$18.99

	2,001,544			1,980,056

Contingent Awards

During the year ended March 31, 2019, Change Healthcare Inc. committed to issue awards to certain of the Joint Venture’s employees that are expected to vest in four equal installments on each anniversary of the earlier to occur of Change Healthcare Inc.’s initial public offering or June 30, 2019. While the quantity of such awards to be issued is unknown, the value of such awards and the resulting total expense to be recognized over the total service period is specified as a fixed dollar amount per recipient ($9,807 in the aggregate). Because the value of these awards to be issued in the future is fixed, the Joint Venture has recognized a liability on the accompanying consolidated balance sheets for the pro-rata portion of the expected requisite service period of these future awards.

Valuation Assumptions

The following table summarizes the weighted average fair value of awards using the Black-Scholes and Monte Carlo Simulation option pricing models, as appropriate, and the weighted average assumptions used to develop the fair value estimates under each of the valuation models for the years ended March 31, 2019 and 2018.

Year Ended March 31, 2019:	Time-Vesting Options	Exit-Vesting Options	Replacement Exit-Vesting Restricted Stock
Weighted average fair value of awards	$1,236	$746	$1,618
Expected dividend yield	—%	—%	—%
Expected volatility	52.5%	52.9%	62.2%
Risk-free interest rate	2.2%	2.2%	2.3%
Expected term (years)	4.5	5.1	1.9

Year Ended March 31, 2018:
Weighted average fair value of awards	$1,194	$826	$1,509
Expected dividend yield	—%	—%	—%
Expected volatility	52.2%	52.1%	57.6%
Risk-free interest rate	2.7%	2.7%	2.4%
Expected term (years)	5.5	6.2	3.0

Securities and Exchange Commission	8	June 4, 2019

Contingent Awards

During the year ended March 31, 2019, Change Healthcare Inc. committed to issue awards to certain of the Joint Venture’s employees that are expected to vest in four equal installments on each anniversary of the earlier to occur of Change Healthcare Inc.’s initial public offering or June 30, 2019. While the quantity of such awards to be issued is unknown, the value of such awards and the resulting total expense to be recognized over the total service period is specified as a fixed dollar amount per recipient ($9,807 in the aggregate). Because the value of these awards to be issued in the future is fixed, the Joint Venture has recognized a liability on the accompanying consolidated balance sheets for the pro-rata portion of the expected requisite service period of these future awards.

Valuation Assumptions

The following table summarizes the weighted average fair value of awards using the Black-Scholes and Monte Carlo Simulation option pricing models, as appropriate, and the weighted average assumptions used to develop the fair value estimates under each of the valuation models for the years ended March 31, 2019 and 2018.

Year Ended March 31, 2019:	Time-Vesting Options	Exit-Vesting Options	Replacement Exit-Vesting Restricted Stock
Weighted average fair value of awards	$1,236	$746	$1,618
Expected dividend yield	—%	—%	—%
Expected volatility	52.5%	52.9%	62.2%
Risk-free interest rate	2.2%	2.2%	2.3%
Expected term (years)	4.5	5.1	1.9

Year Ended March 31, 2018:
Weighted average fair value of awards	$1,194	$826	$1,509
Expected dividend yield	—%	—%	—%
Expected volatility	52.2%	52.1%	57.6%
Risk-free interest rate	2.7%	2.7%	2.4%
Expected term (years)	5.5	6.2	3.0

Expected dividend yield—The Joint Venture is subject to limitations on the payment of dividends under its Senior Credit Facilities as further discussed in Note 10 to these consolidated financial statements. An increase in the dividend yield will decrease compensation expense.

Expected volatility—This is a measure of the amount by which the price of the equity instrument has fluctuated or is expected to fluctuate. The expected volatility was based on the levered median historical volatility of a group of guideline companies. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate as of the measurement date having a term approximating the expected life of the award. An increase in the risk-free interest rate will increase compensation expense.

Expected term—The period of time over which the awards are expected to remain outstanding. The Joint Venture estimates the expected term as the mid-point between the actual or expected vesting date and the contractual term. An increase in the expected term will increase compensation expense.

Securities and Exchange Commission	9	June 4, 2019

General

14.

Please revise to include a general definition of terms used throughout your filing. To this extent, you now refer to two transactions, the common stock offering and the tangible equity units offering, as well as multiple entities (e.g., the Company, the Joint Venture, the LLC, etc.) in your disclosures. Accordingly, please consider including a centralized glossary where you clearly define certain terms used repeatedly throughout your filing, such as “Concurrent Offering,” “Common Stock Offering,” “Units,” “LLC Units,” “Offering Transactions,” etc.

Change Healthcare has enhanced the “Certain Definitions” section, attached as Annex B to this letter, to include definitions for defined terms that are used throughout the filing.

*            *             *            *            *

Securities and Exchange Commission	10	June 4, 2019

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this correspondence or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Barbara C. Jacobs

Brittany Ebbertt

Craig Wilson

Change Healthcare Inc.

Neil E. de Crescenzo

Fredrik Eliasson

Loretta A. Cecil

Ropes & Gray LLP

Craig E. Marcus

Tara Fisher